ARMITAGE MINING CORP.
#520 - 470 Granville Street
Vancouver, BC, Canada  V6C 1V5
(604) 687-7178
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                                  May 20, 2005

Ms. Janice McGuirk
U.S. Securities and Exchange Commission
Mail Stop 3561
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Registration Statement on Form 10-SB
    Filed April 14, 2005
    File No. 0-51246


Dear Ms. McGuirk,

In response to your letter of May 17, 2005 we have amended our Form 10-SB and provide this cover letter to assist you in your further review. We have also forwarded marked copies to you via mail as requested.

GENERAL

1.   We have included the Commission file number on the amendment.

DESCRIPTION OF BUSINESS

PROPERTIES AND MINING CLAIMS

2.   We have stated the amount paid in U.S. dollars.

3.   We have disclosed the expiration date of the claim.

4.   We have disclosed who owns/holds title to the claim.

WANAPITEI RIVER (SOUTH) PROPERTY

5. We have deleted the statement "This region is believed to have the potential to host...".

6. We have explained the Nippising diabase Circa 2.2 Ga., and included a glossary of terms specific to the mining industry.

LOCATION AND ACCESS

7.   We have provided an explanation of the magnetic declination.

PROPERTY DESCRIPTION

8. We have expressed throughout the document the English equivalent to the metric measurements.

EXPLORATION WORK

9.   The source of information for this section is referenced over 5 pages in
     Section 9 of the Geological Report filed as Exhibit 99. We have stated this in the first paragraph of the section.

10.  We have disclosed the dates of the discovery.

CURRENT WORK

11. We have disclosed there are no relationships, understandings or agreements with the companies named.

12.  We have updated the status of Phase I.

SUDBURY STRUCTURE

13.  We have deleted the reference.

PROPERTY GEOLOGY AND MINERALIZATION

14.  We have deleted the paragraph.

SUDBURY MINING CAMP

15. We have deleted the information referencing the Sudbury Mining Camp and the Local Mineral Occurrences. We have revised the Regional Mineral Occurrences paragraph to state the relevance to the company and reference to our Geological Report.

EMPLOYEES AND EMPLOYMENT AGREEMENTS

16. We have disclosed that Mr. Stephenson has over 35 years of experience in the mineral exploration field.

PLAN OF OPERATION

17. A geological report and geological survey are one in the same. We have revised the exhibit index to read Geological Report to avoid any confusion.

18. We have disclosed who will implement Phase II of our exploration and his credentials.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS...

19. We have included Mr. Mulberry and Ms. Wilson in the table, however neither own any shares.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS...

20. We have noted the time each officer/director currently devotes to company business and the future plans for the amount of time.

21. We have disclosed that our officer and directors are involved in other business activities and have also added a Risk Factor that addresses a potential conflict of interest.

BACKGROUND OF OFFICERS AND DIRECTORS

22.  We have identified the exchanges for the publicly listed companies.

23.  Only Douglas Lake Minerals is an SEC reporting, OTCBB listed company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS...

24. We have disclosed that there have been minimal trading of our shares and the high and low sale prices.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

25.  We have disclosed the price per share paid by the 26 shareholders.

FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND THE RELATED ACCOUNTANT'S REPORT

26. The financial statements and auditors report have been revised as requested.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - NATURE OF OPERATIONS, PAGE 24

27.  The company's year end has been disclosed.

INTERIM STATEMENT OF OPERATIONS, PAGE 28

28. The interim statement for the three months ended March 31, 2005 has been deleted. The statement now contains only the year to date and inception to date periods.

GENERAL

29. Management is aware of the updating requirements for the financial statements and the reporting obligations commencing with a Form 10-QSB for the 9 months ending June 30, 2005 as our Form 10-SB will become effective on June 13, 2005.

PART III

SIGNATURES

30.  We have added the principal accounting officer title to the signature page.

CLOSING COMMENTS

We have included with this cover letter a statement from the company acknowledging the information as requested in your letter.


Sincerely,

/s/ Laurence Stephenson
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Laurence Stephenson
President & Director